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Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.     Name and Address of Corporation

  Falconbridge Limited (the "Corporation")
  Ste. 200 - 181 Bay Street,
  P.O. Box 755, BCE Place
  Toronto, ON M5J 2T3

2.     Date of Material Change

  March 21, 2006

3.     News Release

  On March 21, 2006, the Corporation issued a news release through the newswire services of CCN Matthews. A copy of the press release is attached as Schedule "A".

4.     Summary of Material Change

  On March 21, 2006, the Board of Directors of the Corporation announced that the Corporation had adopted a shareholder rights plan agreement dated as of March 21, 2006 between the Corporation and CIBC Mellon Trust Company (the "Rights Plan") to ensure, to the extent possible, that all shareholders of the Corporation ("Shareholders") are treated fairly in connection with any take-over bid for the Corporation. This plan is designed to prevent a creeping takeover of the Corporation and preserve its ability to obtain the best value for all Shareholders. The Rights Plan will also provide the share ownership stability to protect the opportunity for Shareholders to tender to the existing Inco Limited takeover offer or any other bid for the Corporation.

5.     Full Description of Material Change

  On March 21, 2006, the Board of Directors of the Corporation approved the Rights Plan. The Rights Plan became effective on March 21, 2006. Independent Shareholders must vote on a resolution to confirm the adoption of the Rights Plan within six months of the date of the implementation of the Rights Plan. If the resolution is not approved by a majority of votes cast by Independent Shareholders, the Rights Plan and the rights issued under the Rights Plan ("Rights") will terminate and cease to be effective.

  Summary of the Rights Plan

  The following is a summary of the principal terms of the Rights Plan, which summary is qualified by and is subject to the full terms and conditions of the Rights Plan. A signed copy of the Rights Plan is available from the Secretary of the Corporation upon written request or at www.sedar.com. Except as otherwise defined herein, capitalized terms used herein have the meanings ascribed thereto in the Rights Plan.

  Issue of Rights

  Effective as of the close of business on March 21, 2006, one right (a "Right") was issued and is attached to each outstanding Common Share of the Corporation. One Right will also be issued and attach to each Common Share of the Corporation (and any other share in the capital stock or voting interests of the Corporation entitled to vote generally in the election of directors other than directors to be elected by the Corporation's Junior Preference Shares) (collectively, "Voting Shares") issued thereafter, subject to the limitations set forth in the Rights Plan.

  Acquiring Person

  An Acquiring Person is a person that Beneficially Owns 20% or more of the outstanding Voting Shares. An Acquiring Person does not, however, include the Corporation or any Subsidiary of the Corporation, or any person that becomes the Beneficial Owner of 20% or more of the Voting Shares as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Voting Shares as a result of, among other things: (i) specified acquisitions of securities of the Corporation, (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below), (iii) specified distributions of securities of the Corporation, (iv) certain other specified exempt acquisitions including for portfolio managers, mutual funds and other similar entities with no present intention to take control of the Corporation, and (v) transactions to which the application of the Rights Plan has been waived by the Board. An Acquiring Person also does not include any Person that owned 20% or more of the outstanding Voting Shares at the Effective Time unless that person increases its percentage interest in the voting shares other than pursuant to one of the previously mentioned transactions.

  Rights Exercise Privilege

  The Rights will separate from the Voting Shares to which they are attached and will become exercisable at the close of business (the "Separation Time") on the tenth business day after the earliest of: (a) the first date of public announcement that a person and/or others associated, affiliated or otherwise connected to such person, or acting in concert with such person, have become an Acquiring Person; (b) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid, other than a Permitted Bid or a Competing Permitted Bid; and (c) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such, or such later date as the Board of Directors may determine in good faith. Subject to adjustment as provided in the Rights Plan, each Right will entitle the holder to purchase one Common Share for an exercise price (the "Exercise Price") equal to four times the prevailing market price of a Common Share as at the Separation Time.

  A transaction in which a person becomes an Acquiring Person is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Corporation or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event.

  After the close of business on the tenth business day after the first public announcement of the occurrence of a Flip-in Event, the Rights (other than those held by the Acquiring Person) will entitle the holder to purchase, for the Exercise Price, that number of Voting Shares having an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in Event) equal to twice the Exercise Price.

  Impact Once Rights Plan is Triggered

  Upon a Flip-in Event occurring and the Rights separating from the attached Voting Shares, reported earnings per Voting Share on a fully diluted or nondiluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

  By permitting holders of Rights other than an Acquiring Person to acquire Voting Shares of the Corporation at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the voting securities of the Corporation other than by way of a Permitted Bid or other than in circumstances where the Rights are redeemed or the Board of Directors waives the application of the Rights Plan.

  Certificates and Transferability

  Prior to the Separation Time, certificates for Voting Shares will also evidence one Right for each Voting Share represented by the certificate. Certificates issued after March 21, 2006 will bear a legend to this effect. Rights are also attached to Voting Shares outstanding at the close of business on March 21, 2006, although share certificates issued as at that date will not bear such a legend.

  Prior to the Separation Time, Rights will not be transferable separately from the attached Voting Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Voting Shares.

  Permitted Bids

  The Rights Plan is not triggered if an offer would allow sufficient time for the Shareholders to consider and react to the offer and would allow Shareholders to decide to tender or not tender without the concern that they will be left with illiquid Voting Shares should they not tender.

  A "Permitted Bid" is a take-over bid where the bid is made by way of a take-over bid circular and: (i) is made to all holders of Voting Shares, other than the offeror, for all of the Voting Shares held by those holders; and (ii) the bid must not permit Voting Shares tendered pursuant to the bid to be taken up unless at such time more than 50% of the Voting Shares held by Shareholders other than the bidder, its affiliates and Persons acting jointly or in concert with the bidder (the "Independent Shareholders") have been tendered pursuant to the take-over bid and not withdrawn.

  A Permitted Bid is not required to be approved by the Board and such bids may be made directly to Shareholders. Acquisitions of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

  Waiver and Redemption

  The Board may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event which would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of Voting Shares. In such event, the Board shall be deemed to also have waived the application of the Rights Plan to any other Flip-in Event occurring as a result of any other takeover bid made under a circular prepared in accordance with applicable securities laws to all holders of Voting Shares prior to the expiry of any take-over bid for which the Rights Plan has been waived or deemed to have been waived.

  The Board may also waive the application of the Rights Plan to an inadvertent Flip-in Event, on the condition that such person reduces its beneficial ownership of Voting Shares such that it is not an Acquiring Person within 14 days of the determination of the Board (or any earlier or later time specified by the Board).

  Until the occurrence of a Flip-in Event, the Board of Directors may, at any time prior to the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at $0.00001 per Right. In the event that a person acquires Voting Shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the Board of Directors has waived the application of the Rights Plan, then the Board shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.

  Supplement and Amendments

  Prior to the confirmation of the Rights Plan by Shareholders, the Corporation may, without the approval of holders of Voting Shares or Rights, amend, supplement or restate the Rights Plan in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable.

  Following Shareholder confirmation of the Rights Plan, the Corporation may, without the approval of the holders of Voting Shares or Rights, make amendments to (i) correct clerical or typographical errors, (ii) to maintain the validity and effectiveness of the Rights Plan as a result of any change in applicable law, rule or regulatory requirement, and (iii) as otherwise specifically contemplated therein. Any amendment referred to in (iii) must, if made before the Separation Time, be submitted for approval to the holders of Voting Shares at the next meeting of Shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

  At any time before the Separation Date, the Corporation may with prior written consent of the Independent Shareholders received at the special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the Rights generally.

  Confirmation

  The Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by all Shareholders who vote in respect of such reconfirmation at every third annual meeting following the meeting at which the Rights Plan is initially confirmed.

  The Rights Plan must be approved by a majority of the votes cast by the holders of the Voting Shares present or represented by proxy at the meeting. If the Rights Plan is not approved, the Rights Plan and all outstanding Rights will terminate and be void and of no further force and effect.

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

  Not Applicable.

7.     Omitted Information

  Not Applicable.

8.     Executive Officer

  Stephen Young
  Ste. 200 - 181 Bay Street
  BCE Place
  Toronto, ON M5J 2T3
  Fax: (416) 982-7490

9.     Date of Report

  March 21, 2006

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FORM 51-102F3 MATERIAL CHANGE REPORT